EXHIBIT 99.1

NXT Energy Solutions Advises of Amended MD&A and Management Certifications

CALGARY, Alberta, May 10, 2018 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX:SFD) (OTCQB:NSFDF) advises that it has amended its Q4 - 2017 Management Discussion and Analysis (“MD&A”) to correct disclosures in its “Near Term Outlook for 2018” regarding an SFD® survey project the Company is pursuing in Sri Lanka to clarify terms of a contract with Shine Quests FZC that have been agreed in principle but not yet executed.  Further amendments have also been made in the “Disclosure Controls and Procedures and Internal Controls over Financial Reporting” section.  In connection with the refiling of the MD&A on May 9, 2018, the Company has also filed its two management certification Forms 52-109F1R.  These forms and the MD&A are available for review on SEDAR at www.sedar.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz	Mr. Jakub Brogowski
President & CEO	Chief Financial Officer
+1-403-206-0800	+1-403-206-0807
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com